Exhibit 99.1

Nvni Group Limited

Unaudited Interim Financial Statements as of and for the Six-months ended June 30, 2026

Nvni Group Limited

Unaudited Interim Condensed Consolidated Statements of Financial Position

As of June 30, 2026, and December 31, 2025

(In thousands of Brazilian reais, unless otherwise stated)

	Notes	6/30/2026	12/31/2025

ASSETS
Current assets
Cash and cash equivalents	7	9,814	13,451
Trade accounts receivable, net		12,134	11,143
Short-term advances		28,826	28,374
Tax recoverable		5,190	5,770
Other current assets		1,759	2,486
Total current assets		57,723	61,224
Non-current assets
Property and equipment, net		3,223	3,858
Right-of-use assets, net		1,736	1,995
Intangible assets, net		107,027	113,119
Goodwill		156,445	156,445
Other non-current assets		10,675	11,035
Total non-current assets		279,106	286,452
Total assets		336,829	347,676
LIABILITIES
Current liabilities
Accounts payable to suppliers		54,758	56,895
Salaries and labor charges		18,506	20,262
Loans and financing		417	569
Debentures	10	2,795	10,376
Exposure premium liability		2,940	2,940
Lease liability		892	1,003
Income taxes payable		6,066	7,888
Taxes, fees and contributions payable		7,067	5,777
Deferred revenue	14	3,840	3,925
Deferred and contingent consideration on acquisitions	5	293,796	277,348
Loans from investors	9	25,066	24,310
Other liabilities		5,192	842
Total current liabilities		421,335	412,135
Non-current liabilities
Loans and financing		90	189
Loans from investors	9	36,936	28,397
Taxes and contributions payable		1,059	1,464
Lease liability		1,042	1,154
Provisions for risks	11	11,760	16,421
Deferred taxes		33,569	35,644
Derivative warrant liabilities	12	7,375	9,475
Total non-current liabilities		91,831	92,744
Total liabilities		513,166	504,879
SHAREHOLDERS’ DEFICIT
Share capital	12	369,122	369,122
Capital reserves		128,896	128,896
Accumulated losses		(658,160)	(640,418)
Other comprehensive income		(8,588)	(9,182)
Total shareholders’ deficit, Equity attributable to owners		(168,730)	(151,582)
Non-controlling interest		(7,607)	(5,621)
Total shareholders’ deficit		(176,337)	(157,203)
Total liabilities and shareholders’ deficit		336,829	347,676

The above unaudited interim condensed consolidated statements of financial position should be read in conjunction with the accompanying notes.

Nvni Group Limited

Unaudited Interim Condensed Consolidated Statements of Loss and Comprehensive
Loss for the six-months ended June 30, 2026, and 2025

(In thousands of Brazilian reais, unless otherwise stated)

		Six-Months Ended
	Notes	June 30, 2026	June 30, 2025
Net operating revenue	14	97,441	98,176
Cost of services provided	15	(31,131)	(36,224)
Gross profit		66,310	61,952
Sales and marketing expenses	15	(16,570)	(15,539)
General and administrative expenses	15	(31,575)	(41,863)
Other operating (expenses) income, net	15	1,479	(36,538)
Operating (loss) income		19,644	(31,988)
Financial income and expenses, net	16	(27,017)	(21,066)
Loss before income tax		(7,373)	(53,054)
Income tax	17	(6,671)	(4,423)
Net loss		(14,044)	(57,477)
Net loss attributed to:
Owners of the Company		(17,742)	(60,131)
Non-controlling interests		3,698	2,654
Loss per share
Basic and diluted loss per share (R$)		(1.63)	(6.52)

Net loss		(14,044)	(57,477)
Other comprehensive loss - foreign currency translation adjustment		594	(7,487)
Total comprehensive loss		(13,450)	(64,964)

The above unaudited interim condensed consolidated statements of loss should be read in conjunction with the accompanying notes.

Nvni Group Limited

Unaudited Interim Condensed Consolidated Statements of
Shareholders’ Equity for the six-months ended June 30, 2026, and 2025

(In thousands of Brazilian reais, unless otherwise stated)

Equity attributable to Equity Holder of the Parent

	Share Capital	Capital Reserves	Accumulated Losses	OCI	Attributable to owners of the parent	Non- controlling interests	Total Equity
Balances as of December 31, 2024	283,408	128,845	(531,872)	(2,968)	(122,587)	8,873	(113,714)
Capital increase	85,741	-	-	-	85,741	-	85,741
Distributions to non-controlling interest	-	-	-	-	-	(12,326)	(12,326)
Treasury stock	(27)				(27)	-	(27)
Provision for share-based payment	-	47	-	-	47	-	47
Disposal of Subsidiary	-	-	4,667	-	4,667	(1,691)	2,976
Other comprehensive loss	-	-	-	(7,487)	(7,487)	-	(7,487)
Net loss	-	-	(60,131)	-	(60,131)	2,654	(57,477)
Balance as of June 30, 2025	369,122	128,892	(587,336)	(10,455)	(99,777)	(2,490)	(102,267)

	Share Capital	Capital Reserves	Accumulated Losses	OCI	Attributable to owners of the parent	Non- controlling interests	Total Equity
Balances as of December 31, 2025	369,122	128,896	(640,418)	(9,182)	(151,582)	(5,621)	(157,203)
Distributions to non-controlling interest	-	-	-	-	-	(5,684)	(5,684)
Other comprehensive loss	-	-	-	594	594	-	594
Net loss	-	-	(17,742)	-	(17,742)	3,698	(14,044)
Balance as of June 30, 2026	369,122	128,896	(658,160)	(8,588)	(168,730)	(7,607)	(176,337)

The above unaudited interim condensed consolidated statements of changes in equity should be read in conjunction with the accompanying notes.

Nvni Group Limited

Unaudited Interim Condensed Consolidated Statements of Cash Flows
for the six-months ended June 30, 2026, and 2025
(In thousands of Brazilian reais, unless otherwise stated)

	Six-Months Ended
	June 30, 2026	June 30, 2025
Cash flow from operating activities
Loss before income tax	(7,373)	(53,054)
Adjustments for:
Depreciation and amortization	9,851	9,985
Treasury stock	-	(27)
Share-based payment expense	-	47
Adjustment in provision for risks	(4,661)	(4,999)
Interest on loans, financing and debentures	5,811	5,497
Interest on lease liabilities	177	134
Allowance for expected credit loss	58	(22)
Loss on disposal of assets	145	43
Deferred and contingent consideration adjustment	22,343	21,616
Employee bonus provision	660	917
Fair value of derivative warrant liabilities	(2,100)	(3,026)
Write-off due to disposal	-	35,854
Amortization of transaction costs	38	170
Increase (decrease) in operating assets:
Trade accounts receivable	(1,049)	3,229
Other assets	1,215	(1,616)
(Decrease) increase in operating liabilities:
Accounts payable to suppliers	(2,139)	(13,585)
Salaries and labor charges	(2,416)	319
Taxes and fees	(755)	2,666
Deferred revenue	(84)	583
Other liabilities	4,357	95
Income taxes paid	(8,929)	(6,955)
Net cash (used in) generated by operating activities	15,149	(2,129)
Investment activities
Cash payments to acquire property and equipment	(114)	(753)
Cash payments to acquire intangibles	(2,640)	(3,307)
Acquisition of subsidiaries – net of cash acquired	-	(279)
Net cash used in investment activities	(2,754)	(4,339)
Financing activities
Payment of principal loans and financing	(2,903)	(4,287)
Interest paid	(8,088)	(3,815)
Payment of principal portion of lease liabilities	(656)	(507)
Repayments of debentures, loans, and financing	-	(19,285)
Proceeds from debentures, loans and financing	6,600	-
Capital increase	-	85,741
Distributions paid to non-controlling interest	(5,684)	(12,326)
Payment of principal on related party loans	-	174
Payment of deferred and contingent consideration on acquisitions	(5,895)	(33,375)
Net cash (used in) generated by financing activities	(16,626)	12,320

Exchange rate changes on cash and cash equivalents of foreign subsidiaries	594	(7,488)

Decrease in cash and cash equivalents	(3,637)	(1,636)
Cash and cash equivalents at the beginning of the period	13,451	18,035
Cash and cash equivalents at the end of the period	9,814	16,399
Decrease in cash and cash equivalents	(3,637)	(1,636)

The above unaudited interim condensed consolidated statements of cash flows should be read in conjunction with the accompanying notes.

NVNI GROUP LIMITED

EXPLANATORY NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30, 2026 AND 2025

(Amounts expressed in thousands of reais-R$, except as otherwise indicated)

Note 1. Corporate and business information

Nvni Group Limited (“Nvni Group” “Nuvini” or the “Company”) is a Cayman Island exempted limited liability company, incorporated on November 16, 2022. The registered office of the Company is CO Services Cayman Limited, P.O. Box 10008, Willow House, Cricket Square, Grand Cayman, KY1-1001, Cayman Islands. The Company’s principal executive office is located at Rua Jesuíno Arruda, nº769, sala 20B, Itaim Bibi, in São Paulo, Brazil.

Nvni Group is a holding company and conducts substantially all of its business through Nuvini S.A. and its acquired subsidiaries (collectively, the “Nuvini Acquired Companies”). Nuvini and its subsidiaries, including the Nuvini Acquired Companies, will be referred to collectively herein as the “Group”.

Nuvini’s strategy is focused on acquiring and operating established companies in the business-to-business (“B2B”) software as a service (“SaaS”) market in Brazil and Latin America. Nuvini’s acquisition targets are generally profitable B2B SaaS companies with a consolidated business model, recurring revenue, positive cash generation and/or growth potential.

Nuvini’s business philosophy is to invest in established companies and foster an entrepreneurial environment that enables companies to become leaders in their respective industries, creating value through long-term partnerships with existing management teams and accelerating growth through improved commercial strategies, increased efficiency of internal processes and enhanced governance structures.

Note 2. Basis of presentation of the unaudited interim condensed consolidated financial information

The unaudited interim condensed consolidated financial statements for the six-month period ended June 30, 2026, have been prepared in accordance with IAS 34 - Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”).

The unaudited interim condensed consolidated financial statements do not include all the information and disclosures required in an annual consolidated financial statement. Accordingly, this report is to be read in conjunction with the Group’s annual consolidated financial statements as of and for the year ended December 31, 2025 Additionally, selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in the Group’s financial position and performance since the last annual financial statements.

The accompanying unaudited interim condensed consolidated financial statements are presented in Brazilian Reais (“R$”) in conformity with IFRS Accounting Standards (“IFRS”) and interpretations issued by the IFRS Interpretations Committee for interim financial information and pursuant to the rules and regulations of the Securities and Exchange Commission (the “SEC”). The financial statements comply with IFRS as issued by the International Accounting Standards Board.

Approval of Reverse Share Split

On October 3, 2025, the Board of Directors of the Company approved a 10-to-1 reverse share split of its ordinary shares, effective as of market open on October 6, 2025. Under the terms of the reverse split, every ten shares of Nuvini ordinary shares issued and outstanding were automatically combined into one share. The reverse split reduced the number of outstanding shares from 100,326,678 to approximately 10,032,710 shares. All shares and per-share data included in this filing are presented on a post-split basis.

On March 20, 2025, the shareholders of Nuvini approved by special resolution, that the Company shall effectuate a reverse share split of: (i) the authorized and issued and outstanding shares; and (ii) the authorized and unissued shares, in the capital of the Company, par value US$0.00001 per share, in a ratio of any whole number in the range of 2-to-1 up to 250-to-1 with such ratio to be determined in the discretion of the Board of Directors of the Company (the “Subdivision”), effective upon the Board of Directors determining the ratio and resolving to approve the Subdivision.

Non-controlling interests in the results and equity of subsidiaries are shown separately in the consolidated statement of loss and comprehensive loss, consolidated statement of changes in equity and consolidated statement of financial position, respectively.

Going concern

The accompanying unaudited interim condensed consolidated financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business.

For the six-months ended June 30, 2026, and 2025, the Company incurred a net loss of R$14.0 million and R$57.5 million, respectively, and on June 30, 2026, and December 31, 2025, the Company had a working capital deficit of R$363.6 million and R$350.9 million, respectively and shareholders’ deficit of R$176.3 million and R$157.2 million, respectively. Management believes it will continue to incur operating and net losses at least for the medium term.

To date, Nuvini has met its operations funding requirements primarily through the issuance of equity capital, loans and borrowings from financial institutions and related parties , private placements of debentures, deferred and/or contingent payment on acquisitions, and the issuance of subscription rights to investors, as well as from revenue generated from the Group’s operations. Nuvini S.A. holds debt in the Brazilian reais and financial instruments are not typically used for hedging purposes.

As of June 30, 2026 the Company had current debt obligations outstanding of R$3.2 million and R$11.0 million on December 31, 2025, which included the loan and financing amounts, as well as the entire balance of amounts owed under the debentures issued in 2021 and due in 2026.

On June 30, 2026, the Company had cash and cash equivalents, including short-term investments, of R$9.8 million and R$13.5 million on December 31, 2025.

The Company’s future profitability and liquidity is particularly dependent upon the organic growth and operating performance of the Nuvini Acquired Companies and the expansion of its businesses through additional acquisitions of SaaS companies or SaaS-related assets. The Company cannot be certain when or if its operations will generate sufficient cash to fully fund its ongoing operations or the growth of its business. The Company’s business will likely require significant additional amounts of capital and expand operations to generate sufficient cash flow to meet its obligations on a timely basis.

While the Company continues to seek other alternative capital and financing sources and implement steps to preserve liquidity and manage cash flows, there can be no assurance that these or additional capital and financing resources, or further extensions or modifications of payment terms of seller acquisition financing will be available to the Company on commercially acceptable terms, or at all. If the Company raises funds to pay any of its obligations by issuing additional equity securities, dilution to stockholders may result. The terms of debt securities or borrowings could impose significant additional restrictions on operations.

The Company has determined that these factors raise substantial doubt about its ability to continue as a going concern.

Note 3. Summary of significant accounting policies

The unaudited interim condensed consolidated financial statements have been prepared in accordance with the accounting policies adopted in the Group’s most recent annual financial statements for the year ended December 31, 2025.

Use of estimates and judgments

The Company monitors its critical accounting estimates and judgments. For the interim period ended June 30, 2026, there were no changes in estimates and assumptions that present significant risks of assets and liabilities for the interim period, in relation to those detailed in Note 3. of the Company’s annual consolidated financial statements for the year ended December 31, 2025.

Note 4. Adoption of new and revised accounting standards

The accounting policies adopted in the preparation of the unaudited interim condensed consolidated financial statements are consistent with those followed in the preparation of the Company’s annual combined financial statements for the year ended December 31, 2025. The Company has not early adopted any standard, interpretation or amendment that has been issued but is not yet effective.

Note 5. Deferred and Contingent Consideration on Acquisitions

Deferred and Contingent Consideration on Acquisitions

The Group’s current liabilities payable under the deferred and contingent consideration arrangements are detailed as follows:

	June 30, 2026	December 31, 2025
Current deferred and contingent consideration:
Effecti	139,237	129,348
Leadlovers	67,923	62,277
Ipe	36,930	36,398
Datahub	29,100	27,853
Onclick	20,602	21,193
Munddi	4	279
Total current deferred and contingent consideration	293,796	277,348

The current deferred and contingent consideration (relating to fixed amounts) is accounted for as amortized cost. The following table shows a reconciliation of the beginning and ending balances of the deferred and contingent consideration.

Balance at January 1, 2025	277,183
Deferred and contingent consideration relating to acquisitions	1,442
Payments	(45,535)
Interest	44,258
Balance at December 31, 2025	277,348
Payments	(5,895)
Interest	22,343
Balance at June 30, 2026	293,796

Note 6. Financial instruments

The classification of financial instruments is presented in the following table. There are no financial instruments classified in categories other than those reported:

	Classification	Level	June 30, 2026	December 31, 2025
Financial liabilities:
Derivative warrants (note 12)	FVTPL	Level 1	7,375	9,475
Exposure premium - debentures	FVTPL	Level 3	2,940	2,940
Deferred consideration on acquisitions (note 5)	Amortized cost		293,796	277,348
Loans and financing	Amortized cost		507	758
Debentures (note 10)	Amortized cost		2,795	10,376
Loans from investors (note 9)	Amortized cost		62,002	52,707

Gains and losses on financial instruments that are measured at FVTPL are recognized as financial income or expense in the statement of profit or loss for the period. The carrying amount of the Group’s financial assets approximates fair value as of June 30, 2026, and December 31, 2025.

Financial risk management

Liquidity risk

Liquidity risk is the risk in which the Group will encounter difficulties in complying with the obligations associated with its financial liabilities that are settled with cash payments or other financial assets. The approach of the Group in liquidity management is to ensure, as much as possible, that it always has sufficient liquidity to meet its obligations, under normal conditions, without causing unacceptable losses or with the risk of harming the Group’s reputation. The Group does not expect the timing of occurrence of the cash flows estimated through the maturity date analysis will be significantly earlier, nor expect the actual cash flow amounts will be significantly different, although actual payments may vary depending on market conditions and the Group’s future performance. The table below analyzes the Group’s financial liabilities by maturity ranges corresponding to the remaining period between the balance sheet date and the contractual maturity date.

	June 30, 2026
	Less than 1 year	1 to 3 years	Total Liabilities
Accounts payable to suppliers	54,758	-	54,758
Loans and financing	417	90	507
Debentures	2,795	-	2,795
Deferred and contingent consideration	293,796	-	293,796
Loans from investors	25,066	36,936	62,002
Lease liabilities	892	1,042	1,934
Total	377,724	38,068	415,792

	December 31, 2025
	Less than 1 year	1 to 3 years	Total Liabilities
Accounts payable to suppliers	56,895	-	56,895
Other liabilities	841	-	841
Loans and financing	569	189	758
Debentures	10,376	-	10,376
Deferred and contingent consideration	277,348	-	277,348
Loans from investors	24,310	28,397	52,707
Lease liabilities	1,003	1,154	2,157
Total	371,342	29,740	401,082

Note 7. Cash and cash equivalents

The components of cash and cash equivalents are as follows:

	June 30, 2026	December 31, 2025
Cash and cash equivalents	5,556	12,792
Short-term investments	4,258	659
Total	9,814	13,451

Short-term investments in the Group consist of liquid investments earning interest based on 80% of CDI for both the period ended June 30, 2026, and year ended December 31, 2025. The short-term investments may be redeemed at any time, at the Company’s request, without substantial modification of its values.

Note 8. Related parties

Pierre Schurmann Investment Agreement

On December 4, 2025, the Company and its Founder and Chief Executive Officer Pierre Schurmann entered into a binding investment agreement to invest $6 million of personal capital in the Company through a direct private placement of equity securities, subject to closing conditions (the “Investment Agreement”). Pursuant to the Investment Agreement, Xurmann Investments Ltd, an investment vehicle wholly owned by Mr. Schurmann, will acquire 1,500,000 ordinary shares at $4.00 per share, along with five-year warrants to purchase 300,000 additional shares at an exercise price of $25.00 per share. During the quarter ended June 30, 2026, Mr. Schurmann was unable to obtain funding and the agreement was subsequently terminated.

Key management compensation

The compensation of the Group’s executive management team is determined based on the Group’s compensation policy considering the performance of professionals, business areas and market trends.

Key management compensation is summarized as follows:

	June 30, 2026	June 30, 2025
Short-term compensation (including salary)	1,546	4,756
Share-based compensation	-	14,952
Total	1,546	19,708

Note 9. Loans from investors

The following is a summary of investor loan activity as of June 30, 2026, and December 31, 2025:

As of January 1, 2025	22,033
Additions	27,214
Payments	(4,037)
Interest accrual	7,497
As of December 31, 2025	52,707
Additions	6,600
Payments	(2,274)
Interest accrual	4,969
As of June 30, 2026	62,002

In 2026, the Company entered into one loan agreement totaling R$6.6 million, which are subject to Selic interest plus 19,95%.

Note 10. Debentures

The following is a summary of activity related to the debentures:

As of January 1, 2025	42,832
Interest incurred	4,809
Amortization of transaction costs	292
Principal payments	(31,911)
Interest payments	(5,646)
As of December 31, 2025	10,376
Interest incurred	758
Amortization of transaction costs	38
Principal payments	(396)
Interest payments	(7,981)
As of June 30, 2026	2,795

Debenture facility

As of June 30, 2026, the Company had debentures outstanding of R$2.8 million with a maturity date of May 15, 2026. On July 7, 2026, the Company subsequently paid the debentures in full. The Company did not incur any additional penalties after the maturity date and remained in compliance with the debenture’s debt covenants through the repayment date. See Note 21 Subsequent Events for more information.

Note 11. Provision for risks

Provisions for risks are recognized when: (i) the Group has a present or constructive obligation as a result of past events; (ii) it is probable that an outflow of resources will be required to settle the obligation; and (iii) the value can be reliably estimated. The provisions for risks are estimated, considering management’s judgements, based in part on the advice and counsel of the Company’s legal advisors, as to the probability of loss and expected future amounts to settle the obligations.

The provision liability for the periods ended June 30, 2026, and December 31, 2025, were recorded for labor and tax contingencies in connection with recognition of Company acquisitions. After the acquisitions, due to the increase in employee headcount, the Group established a provision for the related employee labor risk of the acquired workforce related to an infraction notice for the period 2017 to 2022, whose tax authority understands that the Brazilian Municipal Service Tax (“ISS”) due would be 5%, while the Group collected and remitted at 2%.

The provision activity on June 30, 2026, and December 31, 2025, is as follows:

At January 1, 2025	26,632
Reversal of provision	(11,295)
Provision recorded during the period	1,084
At December 31, 2025	16,421
Reversal of provision	(5,078)
Provision recorded during the period	417
At June 30, 2026	11,760

Contingent liabilities

The Group is party to a number of claims, assessments and legal proceedings in the normal course of business. As of June 30, 2026 and December 31, 2025, the total of such contingent obligations, for which the likelihood of loss was determined as possible by management and for which no provision has been recorded, is as follows:

	June 30, 2026	December 31, 2025
Civil	17,469	-
Labor	377	-
Tax	6,544	6,544
Total	24,390	6,544

On September 30, 2025, Nuvini S.A. entered into a binding term sheet to acquire MK Solutions Tecnologia S.A., a corporation existing under the laws of Brazil (“MK Solutions”), a leading ERP for internet providers in Brazil.  On March 17, 2026, Nuvini received a notice from SF TBG I - Fundo de Investimentos em Participações em Empresas Emergentes Ltda. (the “Seller”) alleging that Nuvini has breached certain provisions of the Offer Letter, relating to the proposed acquisition of MK Solutions by Nuvini. Nuvini disputes the Seller’s allegations and believes that it has complied in all material respects with its obligations under the Offer Letter. No amounts have been accrued for any potential losses under this matter, as we cannot reasonably estimate any potential loss.

On August 14, 2026, Amiens Technology Investments LLC (“Amiens”) filed a complaint against Nvni Group Limited (the “Company”) in the Supreme Court of the State of New York, New York County, arising out of certain outstanding notes (each a “Note” and collectively, the “Notes”) and related financing and security arrangements between the parties.

The complaint alleges, among other things, that the Company failed to make certain required principal and interest payments under the applicable notes, including a $5.7 million exchange note and a $2.9 million note issued in December 2025. The complaint further alleges that the Company failed to deliver and perfect certain security interests and guarantees contemplated by the parties, including security over assets and equity interests relating to certain of the Company’s Brazilian operating subsidiaries.

The complaint seeks, among other relief, monetary damages for alleged breaches of the applicable financing documents, specific performance requiring the Company to deliver certain security and collateral documents, and temporary and preliminary injunctive relief intended to preserve the status quo and restrict certain actions that Amiens alleges could impair the asserted collateral pending resolution of the proceeding. A temporary and preliminary injunctive relief has been granted on April 19, 2026.

In addition, on August 15, 2026, the Company received from Amiens a notice of events of default and acceleration and demand for payment (the “Acceleration Notice”). The Acceleration Notice provides that, pursuant to section 8(b)(1) of each Note, Amiens has elected to accelerate the Notes and declare immediately due and payable in cash $12.1 million as the aggregate Event of Default Redemption Amount under the Notes, plus default interest accruing at a rate of 18% per annum, together with fees, indemnities and costs of collection.

The Company intends to respond to the claims through the appropriate legal process and continues to evaluate the legal and strategic alternatives in connection with the matters raised in the complaint and its broader corporate and capital restructuring initiatives. Based on the opinion of counsel, the Company believes that the risk of loss is possible. The Company has recorded a liability of $7.3 million relating to principal and accrued interests and has not recorded a provision related to penalties and other disputed amounts.

Note 12. Equity and divestitures

Share capital

The following table illustrates the shareholders’ equity of the Company after being retrospectively adjusted by the share split in line with capital restructuring of the Group in conjunction with the SPAC merger:

Shares
As of January 1, 2025	3,843,743
Shares issued	6,188,967
As of December 31, 2025	10,032,710
Shares issued	2,187,777
As of June 30, 2026 (*)	12,220,487

(*)	The Company has a total of 388,737 reserved shares that have been authorized but not issued as of June 30, 2026. Thus, the total outstanding shares authorized and issued is 12,609,224 as of June 30, 2026.

Derivatives

The Group has recognized the following warrant obligations:

	Public Warrants	Private Placement Warrants	Total
Balance at December 31, 2024	3,441	4,222	7,663
Change in fair value	688	1,124	1,812
Balance at December 31, 2025	4,129	5,346	9,475
Change in fair value	(915)	(1,185)	(2,100)
Balance at June 30, 2026	3,214	4,161	7,375

Non-controlling Interest

The following table summarizes the movement in the Company’s non-controlling interests in Mercos:

At January 1, 2025	7,181
Share of profit for the year	6,033
Distributions to non-controlling interest	(18,835)
At December 31, 2025	(5,621)
Share of profit for the period	3,698
Distributions to non-controlling interest	(5,684)
At June 30, 2026	(7,607)

Note 13. Net loss per share

As the Company reported a loss for the six-month period ended June 30, 2026, and 2025, the number of shares used to calculate diluted loss per share of common shares attributable to common shareholders is the same as the number of shares used to calculate basic loss per share of common shares attributable to common shareholders for the period presented because the potentially dilutive shares would have been antidilutive if included in the calculation. All share and per share counts have been retrospectively adjusted for the 10-to-1 reverse share split of its ordinary shares which was effective October 6, 2025. The table below shows data of net loss and shares used in calculating basic and diluted loss per share attributable to the ordinary equity holders of the Company:

	Six-Months Ended
	June 30, 2026	June 30, 2025
Net loss	(17,742)	(60,131)
Weighted average shares outstanding-basic and diluted	10,866,025	9,225,784
Net loss per ordinary share-basic and diluted	(1.63)	(6.52)

Note 14. Net operating revenue

The Group recognizes operating revenue from its B2B SaaS platform where revenues are disaggregated as SaaS platform subscription services, and data analytics service, set-up and other services. Revenues are recorded net of applicable municipal service taxes (ISS) and federal vat (PIS and COFINS) taxes, as well as contract cancellations and returns.

Below is a summary of net operating revenue for the six-month periods ended June 30, 2026, and 2025:

	June 30, 2026	June 30, 2025
Gross operating revenue	105,263	105,600
Revenue deductions:
Cancellations and returns	(1,372)	(1,148)
Taxes on services	(6,450)	(6,276)
Total revenue deductions	(7,822)	(7,424)
Net operating revenue	97,441	98,176

Disaggregation of net operating revenue for the six-month periods ended June 30, 2026, and 2025, is as follows:

	June 30, 2026	June 30, 2025
Platform subscription service	97,478	96,926
Cancellations, returns and taxes on services	(7,027)	(6,679)
Revenue from platform subscription service	90,451	90,247
Data analytics service	6,020	5,667
Cancellations, returns and taxes on services	(693)	(586)
Revenue from data analytics service	5,327	5,081
Set-up and service	1,176	2,433
Cancellations, returns and taxes on services	(68)	(126)
Revenue from set-up and service	1,108	2,307
Other revenue	589	574
Cancellations, returns and taxes on services	(34)	(33)
Other revenue	555	541
Total net operating revenue	97,441	98,176

Contract assets and deferred revenue related to contracts with customers

The Group has recognized the following contract assets (included within trade accounts receivable) and deferred revenue related to contracts with customers.

The contract asset activity as of June 30, 2026, and December 31, 2025, is as follows:

At January 1, 2025	4,736
Decrease from transfers to accounts receivable	(4,735)
Increase from changes based on work in progress	1,836
At December 31, 2025	1,837
Decrease from transfers to accounts receivable	(1,836)
Increase from changes based on work in progress	1,462
At June 30, 2026	1,463

The deferred revenue activity as of June 30, 2026, and December 31, 2025, is as follows:

At January 1, 2025	3,739
Increase in deferred revenue in the current year	9,370
Revenue recognized during the current year	(9,184)
At December 31, 2025	3,925
Increase in deferred revenue in the current period	57,305
Revenue recognized during the current period	(57,390)
At June 30, 2026	3,840

Deferred revenue is allocated to remaining performance obligations and represents contracted revenue that has not yet been recognized, including unearned revenue and amounts that have been invoiced and will be recognized as revenue in future periods. The Company expects to recognize all revenue over the next 12 months and is classified as other current liabilities in the consolidated statement of financial position.

Note 15. Cost and expenses by nature

The operating costs and expenses by nature for the six-month periods ended June 30, 2026, and 2025, are as follows:

	June 30, 2026	June 30, 2025
Payroll	(42,038)	(50,876)
Third-party services and others	(13,435)	(15,023)
Business and marketing expenses	(4,735)	(3,750)
Depreciation	(601)	(685)
Amortization	(9,250)	(9,301)
Audit and consulting	(11,381)	(11,993)
Other administrative expenses	(1,011)	(42,113)
Provisions	4,654	3,577
Total	(77,797)	(130,164)

Cost of services provided	(31,131)	(36,224)
Sales and marketing expenses	(16,570)	(15,539)
General and administrative expenses	(31,575)	(41,863)
Other operating income (expenses), net	1,479	(36,538)
Total	(77,797)	(130,164)

Note 16. Financial income and expense, net

The financial income and expense, net for the six-month periods ended June 30, 2026, and 2025, is composed of the following:

	June 30, 2026	June 30, 2025
Financial income:
Income (loss) on financial investments	8	569
Interest income	436	535
Discounts obtained	7	85
Exchange variation (foreign exchange profit)	8,296	9,569
Total	8,747	10,758
Financial Expenses:
Interest and penalty on contingent consideration by amortization cost	(22,343)	(22,535)
Earnout penalty	(1,260)	(1,260)
Interest on loans, financing and debentures	(4,979)	(3,372)
Other interest and expense	(3,221)	(3,523)
Exchange variation (foreign exchange losses)	(3,961)	(1,134)
Total	(35,764)	(31,824)
Financial income and expense, net	(27,017)	(21,066)

Note 17. Income tax

Considering that the Company is domiciled in Cayman and there is no income tax in that jurisdiction, the combined tax rate of 34% is the current rate applied to the Group which is the operational and main company of all operating entities of the Group in Brazil.

Current tax

	As of June 30,
	2026	2025
Loss before income tax	(7,373)	(53,054)
Income tax recorded in the income for the period	(6,671)	(4,423)

Current tax	(8,057)	(7,642)
Deferred tax	1,386	3,219
Effective tax rate	90.48%	8.34%

Deferred tax liability

As of June 30, 2026, and December 31, 2025, deferred tax liabilities are recognized for the temporary differences between the book and tax basis of intangible assets recorded in connection with business combinations in the amount of R$27.5 million and R$35.6 million, respectively.

Note 18. Segment information

An operating segment is a component of the Group that engages in business activities from which it may earn revenues and incur expenses, including revenues and expenses that relate to transactions with any of the Group’s other components. For reviewing the operational performance of the Group and for the purpose of allocating resources, the Chief Operating Decision Maker (“CODM”) of the Group, identified as the Chief Executive Officer, reviews the consolidated results as a whole. The CODM considers the Group a single operating and reportable segment, when monitoring operations, making decisions on capital and investment allocations and evaluating performance. There have been no changes in the Company’s basis of segmentation during the six months ended June 30, 2026.

Segment revenue and non-current assets by geographical area

In presenting the geographical information, revenue is based on the region in which the customer is located. All intellectual property is located in Brazil. Assets are based on the geographic locations of the assets which are also centrally located in Brazil; therefore, the Group operates in one geographical location.

For the six-month periods ended June 30, 2026, and 2025, the Group generated approximately 99% of its revenues originating from customers located in Brazil.

The Company’s non-current assets are entirely located in Brazil as of June 30, 2026, and December 31, 2025.

Note 19. Supplementary items to the cash flow

In the six-month periods ended June 30, 2026 and 2025, the Group recorded the following non-cash transactions:

	2026	2025
Recognition of lease right-of-use asset in exchange for lease liabilities:
Right-of-use assets, net	256	716
Lease liability	(256)	(716)
Smart NX deconsolidation
Trade accounts receivable, net	-	10
Intangible Assets	-	2,025
Goodwill	-	1,187
Salaries and labor charges	-	(9)
Loans and financing	-	(920)
Taxes, fees and contributions payable	-	(172)
Deferred and contingent consideration on acquisitions	-	(1,432)
Deferred taxes	-	(689)

Note 20. Correction of immaterial errors

In connection with the preparation of these condensed consolidated financial statements, the Company identified two errors affecting its previously issued consolidated financial statements. Specifically, transaction costs directly attributable to the issuance of its debentures were not being amortized over the life of the instrument, and the Company’s calculation of basic and diluted net loss per share improperly used total consolidated net loss as the numerator instead of net loss attributable to the ordinary equity holders of the Company.

The Company has evaluated the effect of the incorrect presentation, both qualitatively and quantitatively, and concluded that it did not have a material impact individually or in the aggregate, as evaluated under the Securities and Exchange Commission Staff Bulletin No. 99, Materiality and IAS 8, Accounting Policies, Changes in Accounting Estimates and Error on the previously filed annual consolidated financial statements.

The following are selected line items illustrating the effects of the error corrections:

Consolidated statement of financial position

	As of December 31, 2025
	As previously reported	Adjustment	As adjusted
Debentures	7,992	2,384	10,376
Accumulated losses	(638,034)	(2,384)	(640,418)
Total shareholders’ deficit	(154,819)	(2,384)	(157,203)

Consolidated statement of loss and comprehensive loss

	Six months ended June 30, 2025
	As previously reported	Adjustment	As adjusted
Financial income and expense, net	(20,896)	(170)	(21,066)
Net loss	(57,307)	(170)	(57,477)
Net loss attributed to: Owners of the Company	(59,961)	(170)	(60,131)

	Six months ended June 30, 2025
Loss Per Share Calculations	As previously reported	Adjustment	As adjusted
Net loss	(57,307)	(2,824)	(60,131)
Weighted average shares outstanding, basic and diluted	9,225,784	-	9,225,784
Net loss per ordinary share — basic and diluted	(6.21)	(0.31)	(6.52)

Note 21. Subsequent events

Debenture facility

On July 7, 2026, The Company repaid the remaining R$2.8 million of non-convertible debentures that was outstanding as of June 30, 2026 at the facility’s scheduled maturity. As of December 31, 2025, Nuvini reported a debt service coverage ratio of 5.1x against the facility’s 4.0x covenant threshold, as disclosed in its Annual Report on Form 20-F for the fiscal year ended December 31, 2025. The facility carried financial covenants tied to leverage, EBITDA margin, and debt service coverage. During 2022 to 2024, the Company obtained waivers in connection with certain covenant measurements before returning to compliance; it remained in compliance through the payment of the debentures. Repayment of the principal at maturity releases the covenant obligations and liens over assets specific to this instrument.

Nasdaq Delisting

On January 28, 2026, the Company received a deficiency letter from the Listing Qualifications Department (the “Staff”) of the Nasdaq Stock Market (“Nasdaq”) notifying the Company that, for the 30 consecutive business day period from December 12, 2025 through January 27, 2026,, the Company’s Market Value of Listed Securities (“MVLS”) was below the $35 million minimum requirement for continued inclusion on The Nasdaq Capital Market pursuant to Nasdaq Listing Rule 5550(b)(2) (the “MVLS Requirement”). In accordance with Nasdaq Listing Rule 5810(c)(3)(C), Nasdaq granted the Company 180 calendar days, or until July 27, 2026 (the “Compliance Date”), to regain compliance MVLS Requirement.

On July 28, 2026, the Company received a delisting determination letter (the “Letter”) from the Staff advising the Company that the Staff had determined that the Company did not regain compliance with the MVLS Requirement by the Compliance Date because the Company’s MVLS did not close at or above $35 million for a minimum of 10 consecutive business days prior to the Compliance Date. The Company has submitted a hearing request to the Nasdaq Hearings Panel (the “Panel”) and the decision to suspend the trading of the Company’s securities has been stayed until the Panel’s decision. As of the date of this filing, the Company has not been informed of a decision by Nasdaq.